Result of EGM

1. Resolved as proposed :

Agendum 1 : Appointment of Standing Director
Candidate — Mr. Kwon, Soon Yub

2. Date of EGM : October 21, 2005

3. Others :
A corporate disclosure with respect to the resolution on convening EGM was filed on August 19, 2005.

[Profile of the New Standing Director]
1. Name: Mr. Kwon, Soon Yub

2. Date of Birth: Jun. 17, 1957

3. Nationality: Republic of Korea

4. Tenure: 3 years

5. Professional Experience:
- LLB, Seoul National University
- LLM, University of Pennsylvania
- J.D., Columbia University
- Attorney, Paul Weiss Rifkind Wharton & Garrison LLP
- Vice President. Hansol M.com
- President, Hansol iGlobe
- Senior Executive Vice President, hanarotelecom incorporated